Exhibit 99.1

Origin Agritech Limited (“Origin” or the “Company”), an agriculture technology company in China, is filing its unaudited financial results for the first half of FY2023 ended March 31, 2023, prepared in accordance with United States generally accepted accounting principles.

FINANCIAL RESULTS OVERVIEW

The Company reported net revenue of RMB66.1 million (US$9.6 million) during the first half year of FY2023, compared to RMB46.4 million for the first half year of FY2022.

Total operating expenses for the first half year of FY2023 were RMB14.97 million (US$2.2 million), up 4.96% from RMB14.3 million for the same period a year ago. Selling and marketing expenses for the first half year of FY2023 were RMB3.9 million (US$0.6 million), compared to RMB3.5 million a year ago. General and administrative expenses increased 25% to RMB8.3 million (US$ 1.2 million), up from RMB6.6 million a year ago. Research and development expenses for the first half year of FY2023 were RMB2.8 million (US$0.4 million), down 31% from RMB4.1 million a year ago.

Total operating loss for the first half year of FY2023 was RMB0.2 million (US$0.03 million), compared to total operating loss of RMB1.3 million reported a year ago.

There was no interest expense during the first half year of FY2023. The rental income of RMB5.3 million (US$0.8 million) represents that the Company received from renting a portion of its headquarters building in Beijing, PRC.

Net loss attributable to the Company for the first half year of FY2023 was RMB1.1 million (US$0.16 million), compared to the net profit of RMB1.3 million a year ago.

Loss per ordinary share for the first half of FY2023 was RMB0.17 (or US$0.02), compared to the income per share of RMB0.22 during the same period a year ago.

Balance Sheet

As of March 31, 2023, cash and cash equivalents were RMB14.4 million (US$2.1 million), a decrease of RMB3.3million from the cash and cash equivalents of RMB17.7 million as of September 30, 2022.

As of March 31, 2023, the current portion of long-term debt were RMB137.7 million (US$20 million). Advances from customers were RMB26.5 million (US$3.9 million), compared to RMB60.6 million as of September 30, 2022.

As of March 31, 2023, total current assets were RMB74.5 million (US$10.8 million) and non-current assets was RMB53.7 million (US$7.8 million).

As of March 31, 2023, total current liabilities were RMB254.6 million (US$37.1 million).

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (In thousands, except share data)

	Six Months Ended March 31,
	2,022	2,023	2,023
	RMB'000	RMB'000	USD'000
	(unaudited)	(unaudited)	(unaudited)
Revenues	46,367	66,093	9,618
Cost of revenues	(33,411)	(51,303)	(7,466)
Gross profit	12,956	14,790	2,152

Operating expenses:
Selling and marketing	(3,517)	(3,871)	(563)
General and administrative	(6,630)	(8,260)	(1,202)
Research and development	(4,117)	(2,841)	(413)
Total operating expenses, net	(14,264)	(14,972)	(2,179)

Loss from operations	(1,308)	(182)	(26)
Interest expense, net	(105)	19	3
Rental income	5,302	5,302	772
Other non-operating income (expense), net	189	237	34
Income (loss) before income taxes from operations	4,078	5,376	782

Income tax (expense) benefits	-	(155)	(23)
Net income (loss)	4,078	5,221	760
Less: Net income attributable to non-controlling interests	2,798	6,288	915
Net income (loss) attributable to Origin Agritech Ltd.	1,280	(1,067)	(155)

Other comprehensive income (loss):
Net loss	4,078	5,221	760
Foreign currency translation difference	(2,197)	(325)	(47)
Comprehensive income (loss)	1,881	4,896	712
Less: Comprehensive loss attributable to non-controlling interests	2,798	6,288	915
Comprehensive loss attributable to Origin	(917)	(1,392)	(203)

Basic and diluted net loss per share attributable to Origin Agritech Limited	0.22	(0.17)	(0.02)
Shares used in calculating basic and diluted net income (loss) per share	5,773,094	6,214,744	6,214,744

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	3/31/2022	9/30/2022	3/31/2023
	RMB'000	RMB'000	RMB'000	US$'000
	(unaudited)	(audited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	6,506	17,669	14,402	2,096
Restricted cash				-
Accounts receivable	2,445	619	2,296	334
Due from related parties	14,114	28,127	16,283	2,370
Advances to suppliers	4,378	20,022	3,395	494
Advances to growers	-	-	21	3
Inventories	2,392	2,106	11,217	1,632
Other current assets	5,119	12,997	26,893	3,914
Total current assets	34,954	81,540	74,507	10,843

Land use rights, net	1,713	1,792	1,761	256
Plant and equipment, net	47,404	46,389	46,073	6,705
Long-term investment	4,596	1,690	1,690	246
Acquired intangible assets, net	3,382	2,989	2,597	378
Lease Asset	1,784	1,555	1,555	226
Other assets	24	-	-	-
Total assets	93,857	135,955	128,183	18,654

Liabilities, minority interests and shareholders’equity
Current liabilities:
Current portion of long-term borrowings	137,660	137,660	137,660	20,033
Accounts payable	8,688	9,797	6,360	926
Due to growers	6,673	404	404	59
Due to related parties	28,593	18,629	25,918	3,772
Advances from customers	25,828	60,551	26,464	3,851
Income tax payable	731	773	773	112
Lease Liability - current	559	119	119	17
Other payables and accrued expenses	53,067	64,932	56,913	8,284
Total current liabilities	261,799	292,865	254,611	37,054
Lease Liability - noncurrent	2,492	1,501	1,501	218
Other long-term liability	15,717	14,231	14,049	2,044
Total liabilities	280,008	308,597	270,161	39,316

Shareholders’ equity (deficit):
Additional paid-in capital	539,315	551,933	572,126	83,258
Retained deficit	(649,353)	(656,898)	(657,965)	(95,750)
Treasury stock at cost (20,523 and 20,523 shares as of March 31, 2022 and 2023, respectively)	(6,133)	(6,133)	(6,133)	(893)
Accumulated other comprehensive loss	(25,418)	(22,774)	(23,099)	(3,361)
Total shareholders' equity (deficit)	(141,589)	(133,872)	(115,071)	(16,746)
Noncontrolling interest	(44,562)	(38,770)	(26,907)	(3,916)
Total equity (deficit)	(186,151)	(172,642)	(141,978)	(20,662)

Total liabilities and deficit	93,857	135,955	128,183	18,654